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                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-67772

                              PROSPECTUS SUPPLEMENT
                     (To Prospectus dated November 15, 2001)

                                  $800,000,000
                                [Baxter Wordmark]
                            Baxter International Inc.

                 1-1/4% Convertible Debentures due June 1, 2021
                   (and shares of Baxter common stock issuable
                       upon conversion of the debentures)

     This prospectus supplement supplements the prospectus dated November 15, 2001 of Baxter International Inc., relating to the sale by certain of our securityholders (including their pledges, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests) of up to $800,000,000 aggregate principal amount of debentures, and all the shares of Baxter common stock issuable upon conversion of the debentures. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

     On June 3, 2002, we and Bank One Trust Company, N.A., as trustee, entered into a first supplemental indenture, dated as of May 30, 2002, between us and the trustee, pursuant to which the debentures were issued, to amend the terms of the debentures to permit holders to require us to repurchase the debentures on June 1, 2003. Holders of the debentures may thus require us to repurchase all or any part of such holder's debentures of June 1, 2003, 2006, 2011 and 2016 at a repurchase price equal to 100 percent of the principal amount of the debentures plus accrued interest up to but not including the date of repurchase.

     The following section updates certain information in the section of the prospectus entitled "Certain United States Federal Income Tax Consequences."

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     Certain United States Federal Income Tax Consequences

     This section relates to certain United States federal income tax consequences to holders of debentures of the amendment to the terms of the debentures. Because the proper federal income tax treatment of the amendment to the terms of the debentures is uncertain in a number of respects, Baxter offers no advice to the holders of the debentures regarding the United States federal income tax consequences of the amendment to the terms of the debentures.

     No statutory, administrative or judicial authority directly addresses the treatment of the amendment to the terms of the debentures for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (the "IRS") with respect to any of the United States federal income tax consequences of the amendment to the terms of the debentures, and no assurance can be given that the IRS will not take positions contrary to those taken by the holders of the debentures.

     We urge holders of the debentures to consult their tax advisors with respect to the tax consequences to them of the amendment to the terms of the debentures in light of their particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

     This sticker is part of the prospectus and must accompany the prospectus to satisfy prospectus delivery requirements under the Securities Act of 1933, as amended.

             The date of this prospectus supplement is May 30, 2002.